Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Capitalworks Emerging Markets Acquisition Corp (“the Company”) on Form S-1 of our report dated June 21, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Capitalworks Emerging Markets Acquisition Corp as of May 12, 2021 and for the period from April 20, 2021 (inception) through May 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

October 26, 2021